UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 8)

TREDEGAR CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of class of securities)

894650 100
(CUSIP NUMBER)

John D. Gottwald
William M. Gottwald
Floyd D. Gottwald, Jr.
c/o John D. Gottwald
Westham Partners
9030 Stony Point Parkway, Suite 170
Richmond, Virginia 23235
Telephone No. 804-560-6961
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to: Jay Clayton Janet Geldzahler Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Telephone No. 212-558-4000

September 5, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP NO. 894650 100	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS

John D. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,982,498
	8	SHARED VOTING POWER

2,929,462
	9	SOLE DISPOSITIVE POWER

1,982,498
	10	SHARED DISPOSITIVE POWER

2,929,462
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,911,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%
14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP NO. 894650 100	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS

William M. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

63,133
	8	SHARED VOTING POWER

2,657,099
	9	SOLE DISPOSITIVE POWER

63,133
	10	SHARED DISPOSITIVE POWER

2,657,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,720,232
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP NO. 894650 100	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS

Floyd D. Gottwald, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,265,395
	8	SHARED VOTING POWER

123,965
	9	SOLE DISPOSITIVE POWER

2,265,395
	10	SHARED DISPOSITIVE POWER

123,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,389,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT*

*   Amendment No. 8 amends and supplements Amendment Nos. 1 through 7 to the statement on Schedule 13D initially filed on August 15, 1989 with respect to shares of common stock (the “Common Stock”) of Tredegar Corporation (the “Issuer”), as well as the Schedule 13D filed by Floyd D. Gottwald, Jr. on January 21, 2009 (the “ Second Schedule 13D”).

Items 1.	Security and Issuer.

This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 1100 Boulders Parkway, Richmond, Virginia 23225.

Item 2.	Identity and Background.

(a)-(c) The business address of John D. Gottwald is Westham Partners, 9030 Stony Point Parkway, Suite 170, Richmond, Virginia 23235. John D. Gottwald is retired, having served previously as President and Chief Executive Officer of the Issuer from March 1, 2006 through January 31, 2010, and as Chairman of the Board of the Issuer from September 2001 until February 2008.

The business address of William M. Gottwald is Westham Partners, 9030 Stony Point Parkway, Suite 170, Richmond, Virginia 23235. William M. Gottwald presently serves as Vice-Chairman of the Board of the Issuer, and previously served as Chairman of the Board of Directors of Albemarle Corporation from 2001 until 2008.

The business address of Floyd D. Gottwald, Jr. is 330 South Fourth Street, Richmond, Virginia 23219. Floyd D. Gottwald, Jr. is retired.

(d)-(e) During last five years none of John D. Gottwald, William M. Gottwald and Floyd D. Gottwald, Jr. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of John D. Gottwald, William M. Gottwald and Floyd D. Gottwald, Jr. (collectively, the “Reporting Persons”) are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Since the filing of Amendment No. 7 and the Second Schedule 13D, none of John D. Gottwald, William M. Gottwald and Floyd D. Gottwald, Jr. has purchased additional shares of Common Stock except, in the case of John D. Gottwald, pursuant to the Issuer’s benefit plans involving the Common Stock, and, in the case of John D. Gottwald and William M. Gottwald, acquisitions pursuant to quarterly awards under the Issuer’s director compensation program.  Floyd D. Gottwald, Jr. used personal funds to close the call options described in Item 5(c).

Item 4.	Purpose of the Transaction.

John D. Gottwald and William M. Gottwald are both members of the Board of Directors of the Issuer.  They have concluded that the shareholders of the Issuer would be best served by the Issuer’s Board considering the Issuer’s strategic alternatives.  Given that determination, and depending on various factors, including, without limitation, actions taken by the Board and management of the Issuer, the Issuer’s financial condition, results of operations and prospects, current and anticipated trading prices in the Issuer’s stock, conditions in the stock market and general economic conditions and the views of other significant shareholders of the Issuer and of other market participants, John D. Gottwald and William M. Gottwald are considering their options as

Page 5 of 10 Pages

substantial shareholders of the Issuer, and may take such actions with respect to their investment as they deem appropriate including, without limitation, proposing a slate of director nominees at the next annual meeting of shareholders, or any of the other matters enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Amount Beneficially Owned: 7,370,650 shares 1/

Percentage of Class Owned: 22.8%

(b) Number of shares as to which such persons have:

(i)	sole power to vote or to direct the vote – 4,311,026

(ii)	shared power to vote or to direct the vote – 3,059,624

(iii)	sole power to dispose of or to direct the disposition of – 4,311,026

(iv)	shared power to dispose of or to direct the disposition of – 3,059,624

1/           This does not include 90,000 shares held by the John D. Gottwald Family Trust, the trustee of which is James Gottwald, the brother of John D. Gottwald and William M. Gottwald, or any shares held by the adult children of John D. Gottwald and William M. Gottwald who do not live with their fathers, which shares aggregate less than 1%. The filing of this statement shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, Floyd D. Gottwald, Jr., John D. Gottwald and William M. Gottwald are the beneficial owners of the shares described in Items 5(b)(ii) and (iv). See Item 5(d) below.

(c) There have been no transactions by John D. Gottwald, William M. Gottwald or Floyd D. Gottwald, Jr. in the past 60 days involving shares of the Issuer’s Common Stock, except for the following transactions by Floyd D. Gottwald, Jr.:

TRADING DATA FOR FLOYD D. GOTTWALD JR.

Trade Date	Buy/Sell	No. of Shares	Unit Cost	Strike Price	Security	Expiration Date
7/19/13	Sell	16,000	$2.00	$30.00	Exchange-Traded Call Option	9/21/13
7/22/13	Sell	40,000	$25.00	N/A	Common Stock1	N/A
7/23/13	Sell	3,300	$1.30	$30.00	Exchange-Traded Call Option	8/17/13
7/26/13	Sell	5,000	$1.30	$30.00	Exchange-Traded Call Option	8/17/13
7/26/13	Sell	16,000	$2.00	$30.00	Exchange-Traded Call Option	9/21/13
8/15/13	Buy	32,000	$0.17	$30.00	Exchange-Traded Call Option	9/21/13
8/16/13	Sell	7,200	$1.10	$25.00	Exchange-Traded Call Option	9/21/13
8/29/13	Buy	7,200	$0.40	$25.00	Exchange-Traded Call Option	9/21/13

____________
1   Represents shares underlying call option sold by Mr. Gottwald in June 2013 for $1.42 per share.

(d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 3,059,624 of the shares described in Items 5(b)(ii) and (iv). However, none of any such person’s individual interest relates to more than five percent of the class of securities for which this Form is filed.

Page 6 of 10 Pages

Item 6.	Contracts, Arrangements Understandings or Relationships with Respect to Securities of the Issuer.

John D. Gottwald and William M. Gottwald are brothers and Floyd D. Gottwald, Jr. is their father. Depending on actions that John D. Gottwald and William M. Gottwald could determine to take in the future, they anticipate that they might discuss potential courses of action with their father and that he could be considered to be a group with his sons for purposes of Schedule 13D. There are no contracts, arrangements, understandings or relationships (legal or otherwise) between (i) John D. Gottwald, William M. Gottwald and Floyd D. Gottwald, Jr. and (ii) any other person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement among Floyd D. Gottwald, Jr., John D. Gottwald and William M. Gottwald with respect to the filing of this Amendment No. 8 to the Schedule 13D.

Page 7 of 10 Pages

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2013	/s/ John D. Gottwald
John D. Gottwald

/s/ William M. Gottwald
William M. Gottwald

/s/ Floyd D. Gottwald, Jr.
Floyd D. Gottwald, Jr.

Page 8 of 10 Pages

EXHIBIT INDEX

Exhibit 1	Agreement among Floyd D. Gottwald, Jr., John D. Gottwald and William M. Gottwald with respect to the filing of this Amendment No. 8 to Schedule 13D.

Page 9 of 10 Pages